Exhibit 99.9

LETTER OF CONSENT

I, Robert Carter, P. Eng., refer to the Annual Report (“Annual Report”) on Form 40-F of HudBay Minerals Inc. (“HudBay”) filed with the Securities and Exchange Commission on March 31, 2011.

I consent to the appearance of my name in the Annual Report.

I also consent to the incorporation by reference of the appearance of my name in the Annual Report into the Registrant’s Form S-8 Registration Statement (SEC File No. 333-170295).

Yours very truly,

/s/ Robert Carter
Per: Robert Carter, P. Eng.

Dated: March 31, 2011